December 10, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.
Registration Statement on Form F-1 (File No. 333-283524)

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lixiang Education Holding Co., Ltd. hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-283524), so that it may become effective at 4:00 p.m., Eastern time, on December 11, 2024, or as soon as practicable thereafter.

[Signature page follows]

Very truly yours,

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
	Name:	Biao Wei
	Title:	Director and Chief Executive Officer

[Signature Page to Acceleration Request]